

Mail Stop 3720

July 31, 2008

Via U.S. Mail and Fax
Mr. Melvin L. Flanigan
Chief Financial Officer
DTS, Inc.
5171 Clareton Drive
Agoura Hills, CA 91301

   Re: **DTS, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 3, 2008
     File No. 0-50335

Dear Mr. Flanigan:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         /s/Larry Spirgel
         Assistant Director